INNO HOLDINGS INC.

2465 Farm Market 359 South

Brookshire, TX 77423

Date: February 25, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Ms. Sisi Cheng Mr. Hugh West

Re:	INNO HOLDINGS INC.
Response to the Staff’s Comments on Form 10-K for the Fiscal Year Ended September 30, 2024
File No. 001-41882

Dear Ms. Cheng and Mr. West,

This letter is in response to the letter dated February 13, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Inno Holdings Inc. (the “Company”, “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended annual report on Form 10-K/A (“Amendment No. 1”) is being filed to accompany this letter.

Form 10-K for the Fiscal Year Ended September 30, 2024

Item 9A. Controls and Procedures, page 26

1.	We note your annual report does not include a report of management’s assessment regarding internal control over financial reporting (ICFR) due to a transition period established by rules of the Securities and Exchange Commission. Since you were required to file or filed an annual report for the prior year, it appears you are required to report on your management’s assessment of ICFR. Refer to Item 308(a) of Regulation S-K. We also note your officer certifications filed as Exhibits 31.1 and 31.2 exclude required language in paragraph 4(b) and in the introductory part of paragraph 4 referring to ICFR. Please amend your Form 10-K to include management’s assessment on ICFR for the fiscal year ended September 30, 2024, and certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a) and Item 601(b)(31)(i) of Regulation S-K.

Please be advised that we have included management’s assessment on internal control over financial reporting on page 3 and incorporated the required language in Exhibits 31.1 and 31.2, as requested.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at hlou@srfc.law and (212) 930-9700.

Very truly yours,

/s/ Ding Wei
Name:	Ding Wei
Title:	Chief Executive Officer